# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cadrenal Therapeutics, Inc., CIK 0001937993
CUSIP: 127636207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 822 A1A NORTH, Suite 306, Ponte Vedra, Florida (FL), 32082
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-23-022919
Filed by CIK 0001275195

## Reporting persons
- John Raymond Murphy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 53,205; shared voting power 0; sole dispositive power 53,205; shared dispositive power 0; aggregate amount beneficially owned 53,205 (2.96% of the class)
  Comment: Rows 5, 7, 9 and 11 include (i) 40,986 shares of Common Stock owned by John Raymond Murphy and (ii) 12,219 shares of Common Stock issuable pursuant to options held by Mr. Murphy exercisable within 60 days.
  
  Percentage is calculated based on 1,782,486 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Cadrenal Therapeutics, Inc.
Address of issuer's principal executive offices: 822 A1A North, Suite 306, Ponte Vedra, Florida 32082

## Item 2. Person Filing
Name of person filing: John Raymond Murphy (sometimes referred to as the "Reporting Person")
Address of principal business office or, if none, residence:
c/o Cadrenal Therapeutics, Inc.
822 A1A North, Suite 306
Ponte Vedra, Florida 32082
Citizenship: The Reporting Person is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The response set forth in row 9 and the related "Comment" on the cover page to this Amendment No. 2 are incorporated by reference into this Item 4.
Percent of class: The response set forth in row 11 and the related "Comment" on the cover page to this Amendment No. 2 are incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The response set forth in row 5 and the related "Comment" on the cover page to this Amendment No. 2 are incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The response set forth in row 6 and the related "Comment" on the cover page to this Amendment No. 2 are incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The response set forth in row 7 and the related "Comment" on the cover page to this Amendment No. 2 are incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The response set forth in row 8 and the related "Comment" on the cover page to this Amendment No. 2 are incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ss. 240.14a-11240.14.,A.-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- John Raymond Murphy: /s/ John Raymond Murphy, John Raymond Murphy (01/15/2025)